UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-55927

CUSIP NUMBER: 81374C 101

(Check One)☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR

☐ Form N-CSR

For the period ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transitional Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

              SecureTech Innovations, Inc.

Full Name of Registrant

                              2355 Highway 36 West, Suite 400

Address of Principal Executive Office (Street and Number)

                             Roseville, MN  55113

 (City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SecureTech Innovations, Inc. (“SecureTech”) is unable to file its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2025 (“Form 10-Q”) by the prescribed deadline without incurring unreasonable effort or expense. This delay is primarily due to the complexity of preparing consolidated financial statements following SecureTech’s earlier acquisition of the AI UltraProd group of subsidiaries. The integration of these entities has required significant additional time and resources, including the application of relevant accounting standards under U.S. GAAP and review procedures consistent with PCAOB requirements.

SecureTech’s independent registered public accounting firm is currently reviewing the consolidated financials and Form 10-Q in accordance with applicable professional standards. As a result of this acquisition, SecureTech anticipates material changes to its consolidated financial statements, compared to prior reporting periods. SecureTech anticipates filing the Form 10-Q no later than November 19, 2025, pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

J. Scott Sitra	(651)	317-8990
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒ Yes   ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SECURETECH INNOVATIONS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2025	By:	/s/ J. Scott Sitra
President, Chief Executive Officer, Principal Executive Officer and Director